THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

February 10, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:       Russell Mancuso, Esq., Branch Chief
Geoffrey Kruczek, Esq., Staff Attorney

RE:        BAETA Corp.
Registration Statement on Form S-1
Amendment No. 2
Originally filed October 14, 2008
File No.: 333-154243

Dear Mr. Mancuso and Mr. Kruczek:

Below please find our responses to the Commission’s second comments in its letter dated January 5, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client BAETA Corp., a New Jersey corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

1.
Please ensure that your document contains current disclosure. For example, we note your plans for the fourth quarter of 2008 on page 1; if previously disclosed plans have changed, please disclose the material reasons for the delay. Also, please update your executive compensation disclosure to include information for the last completed fiscal year – the year ended December 31, 2008.

Response:

Per SEC Comment #1, the document now contains current disclosures regarding our disclosed plans of operation, and the executive compensation section has been updated for fiscal year end 12/31/2008. Please note that to date, no salaries have been paid to officers or directors.

During the Fourth Quarter of 2008, the Company successfully launched the device, “MyPainAway,” and its online interactive consumer counterpart. This product line is now for sale on the Company’s website.

Prospectus Cover

2.
We note your response to prior comment 1. Given the requirements in paragraph 16 of Securities Act Schedule A and Item 501(b)(3) of Regulation S-K, you must disclose the offering price at which the selling stockholders will offer and sell the securities registered for resale. We will not object if you disclose that the selling stockholders will sell at the disclosed fixed price until the price of your shares is quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, your disclosure here and on page 28 and your response to prior comment 1 indicate that the selling stockholders may sell at prices identified in quotation systems other than the OTC Bulletin Board. Please revise.

Response:

Per SEC Comment #2, these sections have been revised for clarity. The selling stockholders are offering their respective shares of common stock for sale at the disclosed fixed price of $1.00 per share. This offering price will be in effect until our common stock is quoted on the OTC Bulletin Board. Once our common stock is quoted on the OTC Bulletin Board, the selling stockholders’ offering price will be dictated by then prevailing market prices or privately negotiated prices.

3.
We note your response to prior comment 8. However, we also note your disclosure here and pages 10, 12, 31, 32, 33, and 41 indicate that you have 100 preferred shares outstanding. These disclosures appear to be inconsistent with your disclosure on page 55 that no preferred shares were outstanding as of September 30, 2008. Please revise.

Response:

Per SEC Comment #3, the disclosure in the financial statement on page 55 has been revised to reflect that 100 shares of preferred stock are issued and outstanding. All 100 of these preferred shares are held by our sole director and officer, Dr. Alexander Gak.

Our Preferred Stock…page 9

4.
We note your response to prior comment 2. It appears that your revised disclosure discusses two different risks associated with your preferred stock: (1) the possible anti-takeover effect; and (2) the effect on the voting rights of common stockholders, including control decisions. Please revise to present each risk separately, under an appropriately captioned risk factor.

Response:

Per SEC Comment #4, this risk factor has been thoroughly revised to highlight the two separate risks relating to our Series A Preferred Stock.

Employees, page 20

5.	Regarding your response to prior comment 6, please:

•	reconcile your disclosure here and your response to prior comment 14 that Mr. Rogers is a consultant with your disclosure that he is currently “acting CFO”;
•	revise to clarify the nature of the business conducted by Rogers Consulting Group. We note the disclosure that it provides “financial services support,” but is unclear what such support entails; and
•	clarify how Dr. Bekker has had an “illustrious 35 year medical career,” given your disclosure of his age.

Response:

Per SEC Comment #5, this section has been revised. Please be advised that Douglas Rogers is not currently, and has never been and Officer of the Company in any capacity. Mr. Rogers we retained as a consultant to the Company to help prepare financial statements, assist in developing the Company’s business plan, and advise the Company with regards to its filing with the SEC and FINRA in becoming a publicly traded company.

Dr. Bekker is 55 years old. This has been revised throughout the registration statement.

Selling Stockholders, page 21

6.
We note your response to prior comment 9. Please reconcile your disclosures in note 20 to the selling stockholders’ table, page 27 and exhibit 10.3 regarding the date of the amendment to the consulting agreement with Mr. Rogers. Also tell us how you concluded that Mr. Rogers has 304,000 shares to offer for resale. Cite the relevant portions of the document and show us all calculations that underlie your conclusion.

Response:

Per SEC Comment #6, these disclosures have been reconciled. Attached as Exhibit 10.4, please find the amendment to the Consulting Agreement dated October 28, 2008 which reflects for the additional 152,000 shares in section 2 thereof. In error, this amendment to the Agreement was not included in the last filing.

7.
We reissue prior comment 12 in part. It appears that the services mentioned on page 27 have not yet been provided. Generally, it is inconsistent with Section 5 of the Securities Act to register shares for resale before the related private transaction is complete. Please provide us your analysis of how the private transaction was complete at the time you filed this registration statement.

Response:

Per SEC Comment #7, please be advised that all of the services mentioned on page 27, notably the services conducted by Rogers Consulting pursuant to an Amendment to the original Consulting Agreement, have been fully performed to date and are therefore being registered consistent with Section 5 of Securities Act. The additional 152,000 shares issued to Douglas Rogers for services performed by Rogers Consulting were issued for consulting services performed during the four month period, August 15, 2008 through December 15, 2008, as specified in the Amendment to the Consulting Agreement, dated October 28, 2008, as provided in Exhibit 10.4.

8.	Please disclose the identities of the natural persons who exercise voting and/or dispositive powers with respect to the shares held by Cutting Edge Consulting and Chabad of Fort Lee.

Response:

Per SEC Comment #8, the identities have been disclosed.

Company Relationships with Selling Stockholders, page 27

9.
We note your response to prior comment 14. Please reconcile your disclosure here regarding the lack of material relationships with the selling stockholders with your disclosures on page 20, where you indicate that you will rely to a great extent on the services provided by Dr. Bekker.

Response:

Per SEC Comment #9, a disclosure regarding Dr. Bekker has been added to this section.

Directors, Executive Officers, Promoters and Control Persons, page 29

10.
We note your response to prior comment 15. While your agreement with Mr. Amato and Ventana Capital may have been rescinded, disclosure of the matters specified in Item 401(g) of Regulation S-K is required with respect to persons who served as your promoter during the past five years. Please revise, as appropriate. Also note your obligations under Item 404(d)(2) of Regulation S-K; in this regard we note you deleted the disclosure regarding the transaction between Dr. Gak and Mr. Amato and the consulting agreement.

Response:

Per SEC Comment #10, with regards to Item 401(g), please be advised that our disclosure under this section’s heading “Involvement in Certain Legal Proceedings”, is completely accurate with respect to Dr. Gak, the Company’s sole officer and director. To the best of the Company’s knowledge upon reasonable inquiry, no consultants including Mr. Amato, have had any involvement in legal proceedings as set forth in Item 401(f)(1)-(6) which are to be disclosed.

With regards to the disclosure required by Item 404(d)(2), the registration statement has been revised to include a description of Mr. Amato’s involvement with the Company, as well as the rescinded Agreement.

Certain Relationships and Related Transactions…page 41

11.
We note your response to prior comments 16 and 20. Please tell us why you have not disclosed the information required by Items 404 and 701 of Regulation S-K with respect to the transaction in which Extranome acquired 30,000 of your common shares, as noted on page 31.

Response:

Per SEC Comment #11, this information has been disclosed in the registration statement.

Issuance of Series A Preferred Stock, page 41

12.	Please disclose the consideration BAETA received for the preferred stock. Also provide us your analysis of whether the stock should be reflected in a summary compensation table.

Response:

Per SEC Comment #12, this disclosure was revised for clarification. The amount paid by Dr. Gak in consideration for the Series A Preferred Stock was $100. The shares were not issued to Dr. Gak as part of any compensation for his service as either an officer or director. Therefore the Company does not believe it is appropriate to reflect such issuance in the summary compensation table.

Revolving line of credit, page 41

13.	Please identify the officer and shareholder mentioned in the second sentence. Also, file the agreement as an exhibit to the registration statement.

Response:

Per SEC Comment #13, this disclosure has been revised. Please be advised that this line of credit was extended in relation to a platinum visa business credit card account opened by Dr. Gak with Bank of America. As a condition to credit, Dr. Gak had to personally guarantee the credit card. Due to the nature of the account, and the fact that the contract takes the form of a standard credit card agreement, the Agreement cannot be filed as an exhibit due to sensitive personal information displayed on the Agreement of Dr. Gak.

Related-Party Transactions, page 42

14.	Please reconcile the amount in the first sentence with the amount of shareholder loans mentioned on page 55.

Response:

Per SEC Comment #14, this amount has been reconciled.

MyHealthID, page 42

15.	Please reconcile your disclosure regarding automatic renewal with the apparent requirement of mutual agreement of the parties in section II.B of exhibit 10.1.

Response:

Per SEC Comment #15, this disclosure has been reconciled and revised in the registration statement.

Item 15. Recent Sales of Unregistered Securities, page 64

16.
We note from your responses to our comments that you currently have issued and outstanding 21,476,680 common shares. However, the aggregate number of shares issued in unregistered transactions, as disclosed here, appears to be less than that amount. Please revise.

Response:

Per SEC Comment #16, this section is now complete and reconciles with the total amount issued and outstanding to date.

17.	Tell us how you concluded that “Item 701 of Regulation S-K” provides an exemption from registration.

Response:

Per SEC Comment #17, this mistake has been corrected throughout the registration statement.

Item 16. Exhibits, page 67

18.
We note your response to prior comment 11. We reissue that comment with respect to the consulting agreement with Ventana Capital. In addition, file as an exhibit the Settlement and Mutual Release Agreement mentioned in your responses to prior comment 7 and 10.

Response:

Per SEC Comment #18, these agreements have been filed as Exhibits 10.5 and 10.6, respectively.

Signatures, page 71

19.
We note your response to prior comment 5 and 22. Given your disclosure on page 20 that Mr. Rogers is currently your “acting CFO” and the description of the nature of his services in exhibits 10.2 and 10.3, please:

•	tell us how you concluded that he is not required to sign this registration statement;
•	explain why the shares currently held by him are not included in your table on page 31; and
•	reconcile that disclosure with your disclosures on page 7 and 20 that Dr. Gak is your sole officer and director.

Response:

Per SEC Comment #19, please be advised that Mr. Rogers is neither the Company’s CFO nor an Officer of the Company in any capacity.